UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Allego N.V. (“Allego”) is furnishing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to the Report on Form 6-K furnished with the Securities and Exchange Commission on November 14, 2022 (the “Original Form 6-K”) solely for the purpose of removing the inadvertent reference to “Cash Flow from Operations: € (112.3) million” in the section “Financial Summary” of Allego’s 3Q 2022 Earnings Press Release (the “3Q 2022 Earnings Press Release”), which was included as Exhibit 99.1 to the Original Form 6-K. The proper net cash flows from/(used in) operating activities amount of € (98.7) million for the nine months ended September 30, 2022 was correctly reflected in the table “Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2022 and 2021 (unaudited)” appearing elsewhere in the 3Q 2022 Earnings Press Release.

This Amendment No.1 includes as Exhibit 99.1 the corrected version of the 3Q22 Earnings Press Release.

This Amendment No. 1 does not, and does not purport to, otherwise amend, update or restate any other information set forth in the Original Form 6-K.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following exhibit is furnished herewith:

Exhibit No.	Description

99.1	3Q22 Earnings Press Release (corrected)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2022	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
	Name:	Mathieu Bonnet
	Title:	Chief Executive Officer